William H. Brierly DEPUTY GENERAL COUNSEL 9197 SOUTH PEORIA STREET ENGLEWOOD, COLORADO 80112 DIRECT DIAL: 303-397-8637 Facsimile: 303-397-8677 Email: william.brierly@teletech.com

June 17, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C.  20549

Re:	TeleTech Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 22, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2010
File No. 001-11919

Dear Mr. Spirgel:

As Deputy General Counsel of TeleTech Holdings, Inc. (the “Company”), I am responding to your letter dated June 3, 2010 to Mr. Kenneth D. Tuchman (the “Comment Letter”), the Company’s Chief Executive Officer.  To facilitate your review, your comments in the Comment Letter are set forth below in bold type and my corresponding response appears below each of them in ordinary type.

Form 10-K for the Fiscal Year Ended December 31, 2009

Signatures

1.              We note that your Form 10-K was not signed by a principal accounting officer or controller. In future filings, your Form 10-K must be signed by the registrant, on behalf of the registrant by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of the board of directors. See General Instruction D to Form 10-K.

Response:

John R. Troka, Jr., the Company’s Interim Chief Financial Officer, spoke with Scott Hodgdon, Attorney-Advisor at the Commission on June 3, 2010 for clarification regarding this comment. Upon his subsequent review of the Company’s filed Form 10-K, Mr. Hodgdon noted that Mr. Troka is clearly identified both as the principal accounting and principal financial officer and therefore the Company’s 2009 Form 10-K contains all of the appropriate signatures.  The Company will continue to have its Form 10-K signed by the Company, on behalf of the Company by its principal executive officer, its principal financial officer, its controller or principal accounting officer, and by at least the majority of its board of directors.

Definitive Proxy Statement

2.              We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response:

The Company believes that its executive compensation plans do not motivate the Company’s executive employees to take imprudent risks and any risks involved in compensation are not reasonably likely to result in a material adverse effect on the Company.  The Company came to this conclusion after reviewing the structure of its executive compensation and the subjective nature of determinations by the Compensation Committee of the Company’s cash-based awards.  Specifically, the Compensation Committee noted that the Company’s equity incentive plan awards vest based upon time in service, inducing the Company’s executive officers to focus on the long-term capital appreciation of the Company rather than a short-term increase in stock price which could induce excessive risk taking.  In addition, awards granted under the Company’s management incentive plan, which is non formulaic, or as discretionary bonuses are awarded at the discretion of the Compensation Committee out of funds available through the Company’s incentive benefit pool.  While the pool is funded by the Company’s achievement of revenue and margin goals, any incentive for an executive officer to undertake imprudent risks is mitigated by the Compensation Committee’s ability to exercise its discretion to not provide any cash-based award.  As a result of the discretionary component, excessive risk taking is not rewarded under these plans.  Moreover, the Compensation Committee receives at least a quarterly update on the operation of and approves any material changes in the Company’s executive compensation plans after consultation with its compensation and legal consultants.

Further, the Company does not believe that its compensation plans for its non-executive employees include risk-based pay elements that either individually or in the aggregate are reasonably likely to result in a material adverse effect on the Company.  Such non-executive employees are eligible to receive awards from the management incentive plan or variable pay programs that can result in monthly bonuses based on either collective or individual achievement of certain criteria such as attendance or quality of handling tasks.  The Company reviews the design of its compensation plans for non-executive employees with the Compensation Committee and the Company’s internal audit department regularly reviews the operation of such plans and presents the results of such audits to the Company’s Audit Committee.  As noted above, awards under the management incentive plan are not formulaic, but are made solely at the discretion of the Compensation Committee, and therefore imprudent risks are not reasonably likely to be rewarded.  Additionally, due to the nature of the criteria that form the basis of any monthly awards, risks taken by non-executive employees are not rewarded.

For the reasons set forth above, the Company does not believe that any of its compensation plans and practices in place for the Company’s executive and non-executive employees are reasonably likely to result in a material adverse effect on the Company.

* * * * *

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William H. Brierly
William H. Brierly
Deputy General Counsel

cc:	Kenneth D. Tuchman
John R. Troka, Jr.
David S. Stone, Esq.
Robert Puls, PricewaterhouseCoopers LLP